A Brand Like a Friend

Henkel KGaA, 40191 Düsseldorf, Deutschland

[redacted]

03037745

03 DEC -1 AM 7:21

Office of International Corporation Finance
Mail Stop 3-9
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Datum / Date	2003-11-24	Abteilung / Dept.	VJC / T. Kühn
Ihre Nachricht / Your message		Telefon / Phone	+49 211 797 8959
		Telefax / Fax	+49 211 798 2463
		E-Mail / E-mail	Thomas-Gerd.Kuehn@henkel.com

Rule 12g3-2(b) Submission
File No. 82-4437
Henkel KGaA

SUPPL

Ladies and Gentlemen:

Enclosed please find Henkel's press release "Further Leap Upwards in Dax-30 Equity Brand Ranking – Henkel Boosts Equity Brand Value".

This information is being furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Very truly yours,

HENKEL KGaA

PROCESSED
DEC 03 2003
THOMSON FINANCIAL

T. Kuehn H. Nicolas

Encl.

dlw 12/1

Vccmail
20.11.2003 14:01
Entscheidung erforderlich ? ☐ ja

An:
Kopie: (Blindkopie: Thomas-Gerd Kuehn/KGaA/HENKEL)
Thema: Press Release "Henkel Boosts Equity Brand Value"

Henkel

A Brand like a Friend

Information from Corporate Communications

Ladies and Gentlemen ,

Attached please find the press release "Henkel Boosts Equity Brand Value", which we distributed to the media.

With my very best regards

Ernst Primosch

Presseinformation

Press release

Further Leap Upwards in Dax-30 Equity Brand Ranking

Henkel Boosts Equity Brand Value

"Henkel – A Brand like a Friend" is the motto the company has consistently been using since 2001 as the basis for pursuing its strategy of promoting Henkel as a corporate brand. The long-term goal is to strengthen Henkel as a corporate brand and link it to the Henkel Group's extensive global product portfolio of approximately 750 individual brands. The success of this strategy has meanwhile been confirmed by two independent studies. Henkel is on its way towards becoming a brand like a friend for customers across the entire globe.

Düsseldorf, Germany – Henkel has been ranked 15th in the annual Dax-30 Brand Equity Evaluation implemented by the corporate consulting company BBDO

Consulting in 2003 and led by Professor Bernd Wirtz from the University of Witten/Herdecke. In this recently published study, the Düsseldorf-based manufacturer of brands and technologies has climbed four spots within the last two years. Even more noteworthy than the positive development in Henkel's equity brand ranking is the percentage change in Henkel's equity brand valuation. In the year 2003, Henkel's equity brand value rose 657 million euros to 7,024 million euros, an increase of 11% compared to the 2002 value of 6,367 million euros. According to BBDO Consulting, Henkel's brand value climbed even an impressive 75% in the period 2001 to 2003.

In a second study, namely the annual brand equity rating carried out by the consulting company Semion®Brand-Broker, Henkel was ranked 11th in the recently published study for 2003 among a total of 50 companies.

"This is clear-cut evidence verifying the appropriateness of our strategy to invest in Henkel as a corporate brand," says Professor Ulrich Lehner, President and CEO of the Henkel Group. "A strong corporate brand is not only a strategic competitive edge on equity markets, but also when it comes to demand for products and employee satisfaction," he adds. In commercials promoting a diverse spectrum of brand-name products Henkel is focusing on the slogan "Quality from Henkel" on a worldwide basis.

Positioning as a Global Brand

The commitment to Henkel as a corporate brand is not only designed to impact the local German market, where Henkel has already been operating as one of the most successful producers of brands and technologies for decades, boasting brands such as Persil, Fa, Schwarzkopf, Loctite, Teroson, Pritt and Somat. Above all, the new promotional drive has targeted a broader international audience. Henkel does business in 126 countries, but is still not a recognized brand everywhere. In any case, the level of awareness of the Henkel Group in the Central and Eastern European countries, which was 30 percent there in the early 90s, was increased to over 90 percent in recent years. In China, too, Henkel is already known to 70 percent

of the consumers.

Importance of Communications

The company has focused on internal communications in the first phase of implementing its long-term strategy of positioning Henkel as a corporate brand. Henkel's corporate vision, "to make people's lives easier, better and more beautiful with brands and technologies", was elucidated to more than 50,000 employees worldwide within the framework of an internal communications campaign with the slogan "A Brand like a Friend."

At the same time, employees in all countries have been familiarized with Henkel's corporate values and the uniform corporate design. Mr. Ulrich Lehner is certain that a positive impact has been made. "The truly decisive value of a company is its people. Friendship is a universal value. Everywhere around the globe in our day-to-day contacts with our customers, we aim to prove that Henkel is actually a top company with top products. This is what stands behind our claim to be a brand like a friend."

"Henkel - A Brand like a Friend". Henkel is a leader with brands and technologies that make people's lives easier, better and more beautiful. The Henkel Group operates in three strategic business areas – Home Care, Personal Care, and Adhesives, Sealants and Surface Treatment. In fiscal 2002 the Henkel Group generated sales of 9.66 billion euros and an operating profit (EBIT) of 666 million euros. 50,000 employees work for the Henkel Group worldwide. People in 126 countries around the world trust in brands and technologies from Henkel.

November 20, 2003

Contact:
Henkel Group
Corporate Communications
Ernst Primosch
Tel.: ++49-211-797-3533
Fax.: ++49-211-798-2484

Sven Jacobsen
Tel.: ++49-211-797-6321
Fax.: ++49-211-798-9208

press@henkel.com

press.henkel.com

We distributed this information to MC 1 - 3 world

A Brand Like a Friend

Henkel KGaA, 40191 Düsseldorf, Deutschland

Office of International Corporation Finance
Mail Stop 3-9
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Datum / Date	2003-11-25	Abteilung / Dept.	VJC / T. Kühn
Ihre Nachricht / Your message		Telefon / Phone	+49 211 797 8959
		Telefax / Fax	+49 211 798 2463
		E-Mail / E-mail	Thomas-Gerd.Kuehn@henkel.com

Rule 12g3-2(b) Submission
File No. 82-4437
Henkel KGaA

Ladies and Gentlemen:

Enclosed please find Henkel's press release "Two awards for Henkel's multimedia information – Recognition of Henkel's sustainability communication".

This information is being furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Very truly yours,

HENKEL KGaA

T. Kuehn H. Nicolas

Encl.

Postanschrift
Henkel KGaA
40191 Düsseldorf, Deutschland

Firmensitz
Henkelstraße 67
40589 Düsseldorf, Deutschland

Telefon +49 211 797-0
Telefax +49 211 798-40 08

www.henkel.com

Bankverbindungen
Commerzbank AG, Düsseldorf
Konto 1 109 222, BLZ 300 400 00
BIC/SWIFT COBADEDD, IBAN
DE08 3004 0000 0110 9222 00

Deutsche Bank AG, Düsseldorf
Konto 2 272 409, BLZ 300 700 10
BIC/SWIFT DEUTDEDD, IBAN
DE32 3007 0010 0227 2409 00

Dresdner Bank AG, Düsseldorf
Konto 2 114 562, BLZ 300 800 00
BIC/SWIFT DRESDEFF300, IBAN
DE34 3008 0000 0211 4562 00

USt-IdNr. DE 119 429 301

Kommanditgesellschaf auf Aktien
Sitz Düsseldorf

Handelsregister
AG Düsseldorf HRB 4724

Aufsichtsratsvorsitzender
Dipl.-Ing. Albrecht Woeste

Geschäftsführung:
Prof. Dr. Ulrich Lehner (Vorsitzender),
Dr. Jochen Krautter, Dr. Klaus Morwind,
Prof. Dr. Uwe Specht
(als persönlich haftende Gesellschafter)

Alois Linder, Dr. Lothar Steinebach,
Knut Weinke

Vccmail 24.11.2003 12:03 Entscheidung erforderlich ? ☐ ja	An: Kopie: Thema:	 (Blindkopie: Thomas-Gerd Kuehn/KGaA/HENKEL) Press Release "Recognition of Henkel's sustainability communication"

Information from Corporate Communications

Ladies and Gentlemen ,

Attached please find the press release "Recognition of Henkel's sustainability communication", which we distributed to the media.

With my very best regards

Ernst Primosch

Presseinformation

Press release

Two awards for Henkel's multimedia information

Recognition of Henkel's sustainability communication

NRW Environment Minister Bärbel Höhn presents awards at 'Media Fair 2003'

Düsseldorf – Henkel is a double award winner in the competition "Communicating Sustainability. Media Fair 2003". In the NRW Design Center, Essen, the Minister for Environment and Nature Conservation, Agriculture and Consumer Protection of North Rhine-Westphalia praised the award-winning entries to the competition, which successfully present the subject of sustainability to the public. These included the Henkel Sustainability Report 2002 and the cartoon "Guided tour of environmental protection and sustainability at Henkel" on the Internet.

Henkel was the only company to receive two awards. A delighted Wolfgang Gawrisch, CTO Research/Technology and Chairman of the Henkel Sustainability Council, declared that "These awards again confirm how important it us for us not only to practice sustainable development but also to communicate this actively and openly."

"Henkel - A Brand like a Friend". Henkel is a leader with brands and technologies that make people's lives easier, better and more beautiful. The Henkel Group operates in three strategic business areas – Home Care, Personal Care, and Adhesives, Sealants and Surface Treatment. In fiscal 2002 the Henkel Group generated sales of 9.66 billion euros and an operating profit (EBIT) of 666 million euros. 50,000 employees work for the Henkel Group worldwide. People in 126 countries around the world trust in brands and technologies from Henkel.

November 24, 2003

Contact
R&D and Sustainability Communications
Wolfgang Zengerling
Phone: ++49-211-797-9336
Fax: ++49-211-798-5598
E-Mail: wolfgang.zengerling@henkel.com
Internet: www.press.henkel.com

Jan-Dirk Seiler-Hausmann
Phone: ++49-211-797-9062
Fax: ++49-211-798-5598
E-Mail: Jan-Dirk Seiler-Hausmann@henkel.com
Internet: www.sd.henkel.com

We distributed this information to MC 1 - 3 world